Term sheet No. 744BF/A†
*To underlying supplement no. 1 dated September 29, 2009,
product supplement BF dated October 5, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009*

Registration Statement No. 333-162195
Dated October 30, 2009; Rule 433

Deutsche Bank ☑

Deutsche Bank AG, London Branch

$

Reverse Exchangeable Securities Linked to the Russell 2000® Index due May 28*, 2010

General

- The Reverse Exchangeable Securities Linked to the Russell 2000® Index due May 28*, 2010 (the "**securities**") are designed for investors who seek a higher coupon than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating, in exchange for exposure to any negative performance of the Russell 2000® Index. Investors should be willing to forgo the potential to participate in appreciation of the Reference Underlying and be willing to lose some or all of their initial investment at maturity. Any payment on the securities, including coupon payments and payment at maturity, are subject to the credit of the Issuer.
- The securities will pay a coupon at a rate of between 7.00% and 10.30% per annum (or between 1.75% to 2.575% on a quarterly basis), quarterly in arrears beginning on February 26, 2010 and ending on the Maturity Date. The actual coupon rate will be determined on the Trade Date. The securities do not guarantee any return of your initial investment at maturity. Instead, the Payment at Maturity will be based on whether the closing level of the Reference Underlying is equal to or greater than the Threshold Level during the Observation Period or, if the closing level of the Reference Underlying is less than the Threshold Level during the Observation Period, on the Final Level, as described below.
- The denomination of the securities (the "**Face Amount**") is equal to $1,000 per security.
- Senior unsecured obligations of Deutsche Bank AG due on or about May 28*, 2010.
- The securities are expected to price on or about November 24*, 2009 (the "**Trade Date**") and are expected to settle on or about November 30*, 2009 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Reference Underlying:	The Russell 2000® Index
Issue Price:	100% of the Face Amount
Coupon:	7.00% – 10.30% per annum, based on a 30/360 day count fraction. The actual coupon rate will be determined on the Trade Date.
Coupon Payment Dates:	The Coupon will be payable quarterly in arrears beginning on February 26, 2010 and ending on the Maturity Date. See "Selected Purchase Considerations – Coupon Payment" in this term sheet for more information.
Payment at Maturity:	The payment you will receive at maturity (excluding any coupon payment) will be calculated as follows:

- If the Closing Level of the Reference Underlying is equal to or greater than the Threshold Level on each Trading Day during the Observation Period, you will receive a cash payment per security equal to $1,000 per $1,000 security Face Amount.
- If the Closing Level of the Reference Underlying is less than the Threshold Level on any Trading Day during the Observation Period, then:
  - if the Final Level is equal to or greater than the Initial Level, you will receive a cash payment per security equal to $1,000 per $1,000 security Face Amount; or
  - if the Final Level is less than the Initial Level, you will receive a cash payment per security calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Underlying Return})$$

If the Closing Level of the Reference Underlying is less than the Threshold Level on any Trading Day during the Observation Period and the Final Level is less than the Initial Level, the Payment at Maturity will be less than your initial investment and may be zero.

Reference Underlying Return:	$$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Threshold Level:	80% of the Initial Level.
Observation Period:	The period of Trading Days on which there is no market disruption event with respect to the Relevant Underlying, commencing on (and excluding) the Trade Date to (and including) the Final Valuation Date.
Initial Level:	The Closing Level of the Reference Underlying on the Trade Date, subject to adjustment in the case of a market disruption event as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Final Level:	The Closing Level of the Reference Underlying on the Final Valuation Date, subject to adjustment in the case of a market disruption event as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates."
Closing Level:	The official closing level of the Reference Underlying on the relevant date of calculation.
Trade Date:	November 24*, 2009
Final Valuation Date:	May 25*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Maturity Date:	May 28*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
CUSIP / ISIN:	2515A0 VB 6 / US2515A0VB69

* Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Coupon Payment Dates, Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

† This amended and restated term sheet supersedes term sheet no. 744BF in its entirety. We refer to this amended and restated term sheet as "term sheet."

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 7 of the accompanying product supplement and "Selected Risk Considerations" beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees[1]	Min. Proceeds to Us
Per Security	$1,000.00	$5.50	$994.50
Total	$	$	$

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information (Conflicts of Interest)" on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $5.50 per $1,000.00 security.

The agents for this offering are affiliates of ours. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" on the last page of this term sheet.

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with underlying supplement No. 1 dated September 29, 2009, product supplement BF dated October 6, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Underlying supplement no. 1 dated September 29, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

  - Product supplement BF dated October 6, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509204416/d424b21.pdf

  - Prospectus supplement dated September 29, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

  - Prospectus dated September 29, 2009:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.**

What is the Payment at Maturity on the Securities (Excluding Any Coupon Payments), Assuming a Range of Performance for the Reference Underlying?

The table below illustrates the hypothetical Payment at Maturity (excluding any coupon payments) per $1,000 security Face Amount for a hypothetical range of performance for the Reference Underlying of -100.00% to +100.00%. This hypothetical assumes an Initial Level of 566.00 and a Threshold Level of 452.80. The actual Initial Level and Threshold Level will be determined on the Trade Date. The following results are based solely on the hypothetical example cited and do not reflect the payment of any accrued and unpaid Coupons on the securities. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in the Level of the Reference Underlying	Closing Level of the Reference Underlying is Equal to or Greater Than the Threshold Level on each Trading Day During the Observation Period		Closing Level of the Reference Underlying is Less Than the Threshold Level on any Trading Day During the Observation Period	
		Payment at Maturity ($)	Payment at Maturity, as a % of the Face Amount	Payment at Maturity ($)	Payment at Maturity, as a % of the Face Amount
1,132.00	100.00%	$1,000	100%	$1,000	100%
1,075.40	90.00%	$1,000	100%	$1,000	100%
1,018.80	80.00%	$1,000	100%	$1,000	100%
962.20	70.00%	$1,000	100%	$1,000	100%
905.60	60.00%	$1,000	100%	$1,000	100%
849.00	50.00%	$1,000	100%	$1,000	100%
792.40	40.00%	$1,000	100%	$1,000	100%
735.80	30.00%	$1,000	100%	$1,000	100%
679.20	20.00%	$1,000	100%	$1,000	100%
622.60	10.00%	$1,000	100%	$1,000	100%
566.00	0.00%	$1,000	100%	$1,000	100%
509.40	-10.00%	$1,000	100%	$900	90%
452.80	-20.00%	$1,000	100%	$800	80%
396.20	-30.00%	N/A	N/A	$700	70%
339.60	-40.00%	N/A	N/A	$600	60%
283.00	-50.00%	N/A	N/A	$500	50%
226.40	-60.00%	N/A	N/A	$400	40%
169.80	-70.00%	N/A	N/A	$300	30%
113.20	-80.00%	N/A	N/A	$200	20%
56.60	-90.00%	N/A	N/A	$100	10%
0.00	-100.00%	N/A	N/A	0	0

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns (excluding any coupon payments) set forth in the table above are calculated.

Example 1: The Closing Level of the Reference Underlying is equal to or greater than the Threshold Level of 452.80 on each Trading Day during the Observation Period, and the Reference Underlying increases by 20% from the Initial Level of 566.00 to the Final Level of 679.20. Because the Closing Level of the Reference Underlying is equal to or greater than the Threshold Level of 452.80 on each Trading Day during the Observation Period, the investor receives at maturity a cash payment of $1,000 per $1,000 security Face Amount.

Example 2: The Closing Level of the Reference Underlying is equal to or greater than the Threshold Level of 452.80 on each Trading Day during the Observation Period, and the Reference Underlying decreases by 10% from the Initial Level of 566.00 to the Final Level of 509.40. Because the Closing Level of the Reference Underlying is equal to or greater than the Threshold Level of 452.80 on each Trading Day during the Observation Period, the investor receives at maturity a cash payment of $1,000 per security Face Amount.

Example 3: The Closing Level of the Reference Underlying is less than the Threshold Level of 452.80 at least once during the Observation Period, and the Reference Underlying ultimately increases by 20% from the Initial Level of 566.00 to the Final Level of 679.20. Because the Closing Level of the Reference Underlying is less than the Threshold Level of 452.80 at least once during the Observation Period, but the Final Level is greater than the Initial Level, the investor receives at maturity a cash payment of $1,000 per $1,000 security Face Amount.

Example 4: The Closing Level of the Reference Underlying is less than the Threshold Level of 452.80 at least once during the Observation Period, and the Reference Underlying ultimately decreases by 20% from the Initial Level of 566.00 to the Final Level of 452.80. Because the Closing Level of the Reference Underlying is less than the Threshold Level of 452.80 at least once during the Observation Period, and the Final Level is less than the Initial Level, the investor receives at maturity a cash payment of $800 per security Face Amount, calculated as follows:

Payment at Maturity = Face Amount x (1 + [(Final Level − Initial Level) / Initial Level])
= $1,000 x (1 + [(566.00 − 452.80) / 452.80])
= $1,000 x 0.80
Payment at Maturity = $800

Selected Purchase Considerations

- **THE SECURITIES OFFER A HIGHER COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The securities will pay coupons at a rate of between 7.00% and 10.30% per annum (or between 1.75% to 2.575% on a quarterly basis). The actual coupon rate will be determined on the Trade Date. We believe that this coupon rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. In exchange for the higher coupon rate, you will be exposed to any negative performance of the Reference Underlying and you will not benefit from any increase in the level of the Reference Underlying. Because the securities are our senior unsecured obligations, any coupon payment and any Payment at Maturity is subject to our ability to pay our obligations as they become due.

- **COUPON PAYMENTS** — The securities offer quarterly coupon payments at a rate of between 7.00% and 10.30% per annum (or between 1.75% to 2.575% on a quarterly basis), payable quarterly in arrears on February 26, 2010 and on the Maturity Date (each such date, a "**Coupon Payment Date**"), to the holders of record at the close of business on the date 5 calendar days prior to the applicable Coupon Payment Date. The actual coupon rate will be determined on the Trade Date.

- **THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT** — The return of your initial investment at maturity is protected so long as the Closing Level of the Reference Underlying is equal to or greater than the Threshold Level during the Observation Period, or the Final Level is equal to or greater than the Initial Level. **However, if the Closing Level of the Reference Underlying is less than the Threshold Level even once during the Observation Period and the Final Level is less than the Initial Level, you will lose some and possibly all of your initial investment in the securities.**

- **RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX** – The return on the securities, which may be positive or negative, is linked to the performance of the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. *This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The Russell Indices – Russell 2000® Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.*

- **TAX CONSEQUENCES** — You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are unclear, we believe that it is reasonable to treat a security for U.S. federal income tax purposes as a put option (the "**Put Option**"), written by you to us with respect to the Reference Underlying, secured by a cash deposit equal to the issue price of the security (the "**Deposit**"), which will bear an annual yield, based on our cost of borrowing, of 0.65175%, paid quarterly. Under this treatment, less than the full amount of each coupon payment will be attributable to the interest on the Deposit, and the excess of each coupon payment over the portion of the coupon payment attributable to the interest on the Deposit will represent a portion of the option premium attributable to your grant of the Put Option (the "**Put Premium**"). Interest on the Deposit will be treated as ordinary interest income, while the Put Premium will not be taken into account prior to sale, exchange or maturity of the Securities.

  Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"), and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of the ownership and disposition of the securities could be affected materially and adversely.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Underlying or any of the components underlying the Reference Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The securities do not guarantee any return of your initial investment. Your initial investment is protected so long as the Closing Level of Reference Underlying is equal to or greater than the Threshold Level during the Observation Period or the Final Level is equal to or greater than the Initial Level. If the Final Level is less than the Initial Level, and the Closing Level of the Reference Underlying during the Observation Period is less than the Threshold Level on any Trading Day during the Observation Period, you will lose 1% of the aggregate Face Amount of your securities for every 1% decrease in the Final Level as compared to the Initial Level. **Accordingly, you could lose up to the entire amount of your initial investment. Your investment will become fully exposed to any downside performance of the Reference Underlying if the Closing Level of the Reference Underlying is less than the Threshold Level during the Observation Period.**

- **YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS THE COUPONS REGARDLESS OF ANY INCREASE IN THE LEVEL OF THE REFERENCE UNDERLYING** — The greatest payment that you will receive at maturity per security is the Face Amount plus any accrued and unpaid coupon, regardless of any increase in the level of the Reference Underlying, which may be significant. If the Closing Level of the Reference Underlying is less than the Threshold Level on any Trading Day and the Final Level is less than the Initial Level, the Payment at Maturity (excluding any Coupon Payment) will be less than the Face Amount. **Accordingly, the return on the securities may be significantly less than the return on an investment that simply tracks the performance of the Reference Underlying.**

- **THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. Coupon Payments and the Payment at Maturity on the securities are subject to our creditworthiness.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the securities, you will not have voting rights or rights to receive cash dividends, other distributions or other rights with respect to the stocks that comprise the Reference Underlying.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your initial investment in the securities, the original Issue Price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your securities to maturity.**

- **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE REFERENCE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Underlying to which the securities are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We and/or our affiliates may also currently or from time to time engage in business with the publisher of the Reference Underlying or the issuers of the component stocks, including extending loans to, or making equity investments in such entities or providing advisory services to them. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Underlying, and these reports may or may not recommend that investors invest in the Reference Underlying. As a prospective purchaser of the securities, you should undertake an independent investigation of the Reference Underlying or its component stocks as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the level of the Reference Underlying on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Reference Underlying;

  - the time remaining to maturity of the securities;

  - the market price and dividend rate on the component stocks underlying the Reference Underlying;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Reference Underlying;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Reference Underlying and any changes to the component stocks underlying the Reference Underlying;

  - supply and demand for the securities; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities described herein. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of the ownership and disposition of the securities could be affected materially and adversely. In addition, as described above under "Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by this notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

REFERENCE UNDERLYING

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index.

This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The Russell Indices – Russell 2000® Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.

Historical Information

The following graph sets forth the historical performance of the Reference Underlying from October 28, 1999 through October 28, 2009. The closing level of the Reference Underlying on October 28, 2009 was 566.36. We obtained the historical closing levels of the Reference Underlying from Bloomberg, and we have not participated in the preparation of, or verified, such information. **The historical levels of the Reference Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Final Level. We cannot give you assurance that the performance of the Reference Underlying will result in the return of your initial investment.**

Historical Performance of the Russell 2000® Index



Source: Bloomberg

Supplemental Underwriting Information (Conflict of Interests)

Deutsche Bank Securities Inc. ("**DBSI**"), acting as agent for Deutsche Bank AG, will receive a selling concession of up to 0.55% or $5.50 per $1,000 security Face Amount in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security Face Amount and may additionally pay fees of up to 0.30% or $3.00 per $1,000 security Face Amount to certain other broker-dealers. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

The agents for this offering, DBSI and Deutsche Bank Trust Company Americas, are our affiliates. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. ("**FINRA**"), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.